Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

CERTAIN EATON VANCE CLOSED-END FUNDS

ANNOUNCE FINAL RESULTS OF TENDER OFFERS

BOSTON, MA, August 3, 2021 — Eaton Vance Short Duration Diversified Income Fund (NYSE: EVG), Eaton Vance Floating-Rate Income Trust (NYSE: EFT), Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) and Eaton Vance Senior Income Trust (NYSE: EVF) (each, a “Fund” and, collectively, the “Funds”) each announced today the final results of the Fund’s cash tender offer for the following amount of its outstanding common shares (each, a “Tender Offer” and, collectively, the “Tender Offers”). The Tender Offers expired at 5:00 P.M. Eastern Time on July 30, 2021.

Fund	Shares Offered to Purchased Pursuant to the Tender Offer
EVG	Up to 4,470,149 shares, or 25% of its outstanding common shares
EFT	Up to 19,931,845 shares, or 50% of its outstanding common shares
EFR	Up to 18,424,157 shares, or 50% of its outstanding common shares
EVF	Up to 22,719,965 shares, or 60% of its outstanding common shares

The final results of each Tender Offer, based on a count by American Stock Transfer & Trust Company, LLC, the depositary for each Tender Offer, are provided in the table below.

Fund	Shares Properly Tendered	Shares to be Purchased	Pro-Ration Factor*	Purchase Price**	Number of Outstanding Shares after Giving Effect to Tender Offer
EVG	8,503,906	4,470,149	52.565832689%	$13.3964	13,410,447
EFT	11,568,482	11,568,482	N/A	$14.3281	29,804,628
EFR	8,712,234	8,712,234	N/A	$14.1136	28,536,830
EVF	20,330,291.438	20,330,291.438	N/A	$6.7897	18,301,092.56

*The number of shares to be purchased divided by the number of shares properly tendered.

**Equal to 99% of the relevant Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (NYSE) on July 30, 2021 (the date the Tender Offer expired).

Under the terms and conditions of each Fund’s Tender Offer, if the number of shares properly tendered exceeds the number of shares offered to purchase, the Fund will purchase shares properly tendered on a pro-rata basis (disregarding fractional shares). As indicated above, EFT, EFR and EVF will purchase all shares properly tendered and EVG will purchase 52.565832689% of the shares properly tendered.

Each Fund will purchase the common shares accepted for payment as promptly as practicable.

The information agent for each Tender Offer is AST Fund Solutions, LLC. Any questions with regard to any of the Tender Offers may be directed to the information agent toll-free at 1-877-732-3614.

About the Funds

Eaton Vance applies in-depth fundamental analysis to the active management of equity, income, alternative and multi-asset strategies. Eaton Vance’s investment teams follow time-tested principles of investing that emphasize ongoing risk management, tax management (where applicable) and the pursuit of consistent long-term returns. The firm’s investment capabilities encompass the global capital markets. With a history dating back to 1924, Eaton Vance is headquartered in Boston and also maintains investment offices in New York, London, Tokyo and Singapore. For more information, visit evmanagement.com. Eaton Vance is a part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

Except pursuant to a tender offer, common shares of the Funds are only available for purchase or sale on the NYSE at their current market price. Shares of closed-end funds (such as the Funds) often trade at a discount from their net asset value. The market price of a fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Each Fund is not a complete investment program and you may lose money investing in the Fund. An investment in a Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully such Fund’s investment objectives, risks, charges and expenses.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of a Fund. Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts may be forward-looking statements, as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors that may be beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

###